July 13, 2007

Camlex Management
  agent for service for
ICP Solar Technologies, Inc.
8275 S. Eastern Ave., Suite 200
Las Vegas, NV 89123

> **Re:** **ICP Solar Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed July 5, 2007**
> **File No. 333-138693**

Ladies and Gentlemen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please have your auditors explain to us why they have re-dated their report from May 3, 2007, as it appeared in Amendment No. 3, to April 23, 2007 in Amendment No. 4.

Consolidated Interim Financial Statements as of and for the Period ended April 30, 2007, page F-26

Note 5. Net Assets Held for Sale, page F-32

2.   We see on May 9, 2007, the Company signed a Share Purchase Agreement (the "Agreement") with ISE LLC ("ISE") and under the terms of the Agreement, ISE

shall acquire 85% of all of the Company's shares of ICP UK for an aggregate amount of US $3 million. Please tell us how paragraphs 41 to 44 of SFAS 144 impact how you are required to account for this transaction. We may have further comments after reviewing your response.

3.   Also, tell us why the April 30, 2007 *and January 31, 2007* historical balance sheets presented with your interim financial statements include a loan receivable from ICP of $3 and $2.9 million dollars, respectively. Provide us with references to the applicable GAAP that supports the recognition of the referenced receivables at each balance sheet date. We may have further comments after reviewing your response.

Pro Forma Consolidated Financial Statements, page F-36

4.   Note that Article 11 requires pro forma adjustments related to the pro forma condensed income statement to be computed assuming the transaction was consummated at the *beginning of the fiscal year presented* (February 1, 2006) and pro forma adjustments related to the pro forma condensed balance sheet to be computed assuming the transaction was consummated at the *end of the most recent period* (April 30, 2007) for which a balance sheet is required. Please tell us how your disclosures on pages F-40 and F-42 comply with the referenced guidance and make any necessary changes to the filing based on our comment.

5.   Refer to pro forma adjustment (b). Please revise this note to disclose how you calculated the gain of $1,472,810 on the sale of this segment.

6.   Refer to pro forma adjustment (c). Please tell us and revise the filing to disclose why the reversal of the elimination of the inter-company profit in remaining inventory on the balance sheet results in an increase in the cost of remaining inventory and also tell us why you are reducing cost of sales in the statement of operations by this same amount.

7.   We refer to the pro forma adjustment to eliminate $398,240 from selling, general and administrative expense. Please tell us how this amount was calculated. We note it is significantly different from the $603,371 selling, general and administrative expense as shown in the Segmented Information, page F-34.

8.   Where applicable, please respond to the above comments regarding the pro forma adjustments as they apply to the annual pro forma consolidated statement of operations.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard Raymer, Hodgson Russ LLP